

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 16, 2010

Mr. Justin W. Shireman
Insignia Systems, Inc.
8799 Brooklyn Blvd.
Minneapolis, MN 55445

   RE: **Insignia Systems, Inc.**
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 31, 2009
     File #1-13471

Dear Mr. Shireman:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, Pamela Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3689.

       Sincerely,

       John Hartz
       Senior Assistant Chief Accountant